                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE TO
                                Amendment No. 1
                                 (Rule 13e-4)

         TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                     THE SECURITIES EXCHANGE ACT OF 1934.

                             KEYNOTE SYSTEMS, INC.
    (Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

        Options Under Keynote Systems, Inc. 1999 Equity Incentive Plan
             to Purchase Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  493308 10 0
                     (CUSIP Number of Class of Securities)

                                  John Flavio
             Vice President of Finance and Chief Financial Officer
                             Keynote Systems, Inc.
                               2855 Campus Drive
                         San Mateo, California  94403
                                (650) 522-1000
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                   Copy to:
                            Jeffrey R. Vetter, Esq.
                          Cynthia E. Garabedian, Esq.
                              Fenwick & West, LLP
                             Two Palo Alto Square
                          Palo Alto, California 94306

                           CALCULATION OF FILING FEE


--------------------------------------------------------------------------------
          Transaction                            Amount of Filing Fee**
           Valuation*
--------------------------------------------------------------------------------
          $18,826,916                                 $3,766
--------------------------------------------------------------------------------

* Calculated solely for the purpose of determining the amount of filing fee. This amount assumes that options to purchase 2,017,675 shares of common stock of Keynote Systems, Inc. having an aggregate value of $18,826,916 as of April 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

**  Previously paid

[_] Check the box if any part of the fee is offset as provided offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    Not Applicable.
                        ------------------
Form or Registration No.:  Not Applicable.
                          ----------------
Filing Party:              Not Applicable.
             -----------------------------
Date Filed:                Not Applicable.
           -------------------------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [_] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [_] going-private transaction subject to Rule 13e-3.

     [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Keynote Systems, Inc. (the "Company") with the Securities and Exchange Commission on April 11, 2001 (the "Schedule TO") relating an offer by the Company to its employees to exchange all outstanding options granted on or after September 24, 1999 under the Company's 1999 Equity Incentive Plan (the "Plan") to purchase share of the Company's common stock, par value $0.01 per
 ----
share, for new options to be granted by the Company under the Plan and upon the terms and conditions described in the Offer to Exchange, attached hereto as Exhibit(a)(1), and related letter of transmittal, previously filed as Exhibit(a)(2). The Company hereby amends and supplements the Schedule TO to add certain summary financial information to Item 9 of the Offer to Exchange.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

Date:  April 25, 2001
                                         KEYNOTE SYSTEMS, INC.

                                         By:  /s/ Umang Gupta
                                            ----------------------------------
                                              Name:  Umang Gupta
                                              Title: Chairman of the Board and
                                                     Chief Executive Officer

                               INDEX TO EXHIBITS


Exhibit
Number
------

(a)(1)  Offer to Exchange, dated April 11, 2001.
(a)(2)* Form of Letter of Transmittal.
(a)(3)* Transcript of announcement made to employees on April 6, 2001
(a)(4)* Form of Letter to Eligible Option Holders.
(a)(5) The Company's annual report on Form 10-K for its fiscal year ended September 30, 2000, filed with the Securities and Exchange Commission on December 29, 2000 (incorporated herein by reference).
(a)(6) The Company's quarterly report on Form 10-Q for its fiscal quarter ended December 31, 2000, filed with the Securities and Exchange Commission on February 14, 2001 (incorporated herein by reference).
(d)(1) The Company's 1999 Equity Incentive Plan (incorporated herein by reference to Exhibit 10.04 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).
(d)(2) The Company's 1999 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.05 of the Form S-1 (File No. 333-82781) filed with the Securities and Exchange Commission on August 23, 1999).

* Previously Filed.